Exhibit 21

RENEWABLE ENERGY GROUP, INC. SUBSIDIARIES

REG Biofuels, Inc.	Delaware
REG Marketing & Logistics Group, LLC	Iowa
REG Services Group, LLC	Iowa
REG Construction & Technology Group, LLC	Iowa
REG Ventures, LLC	Iowa
REG Ralston, LLC	Iowa
REG Houston, LLC	Texas
REG Danville, LLC	Delaware
REG Newton, LLC	Iowa
REG Seneca, LLC	Iowa
REG New Orleans, LLC	Iowa
REG Emporia, LLC	Iowa
REG Clovis, LLC	Iowa
REG Processing Systems, LLC	Iowa
416 S. Bell, LLC 50% owned	Iowa